UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

___________________

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

FSP 50 South Tenth Street Corp.

(Name of Subject Company)

FSP 50 South Tenth Street Corp.

(Names of Persons Filing Statement)

Preferred Stock, $0.01 par value per share

(Title of Class of Securities)

None

(CUSIP Number of Class of Securities)

George J. Carter
President
FSP 50 South Tenth Street Corp.
401 Edgewater Place, Suite 200
Wakefield, MA 01880

(781) 557-1300

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Persons Filing Statement)

With a Copy to:

Kenneth A. Hoxsie, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, Massachusetts 02109
(617) 526-6000

[   ]  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.  Subject Company Information.

Name and Address

The name of the subject company is FSP 50 South Tenth Street Corp., a Delaware corporation (“50 South Tenth”).  The address of the principal executive offices of 50 South Tenth is 401 Edgewater Place, Suite 200, Wakefield, MA 01880, and 50 South Tenth’s telephone number is (781) 557-1300.

Securities

This Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits, this “Schedule”) relates to the preferred stock, $0.01 par value per share, of 50 South Tenth (the “Preferred Stock”).  As of October 31, 2010, there were 700 shares of Preferred Stock issued and outstanding.

Item 2.  Identity and Background of Filing Person.

Name and Address

50 South Tenth is the person filing this Schedule. The information about 50 South Tenth’s business address and business telephone number in Item 1, under the heading “Name and Address,” is incorporated herein by reference.

Tender Offer

This Schedule relates to the tender offer by MPF DeWaay Fund 8, LLC; MPF Income Fund 26, LLC; MPF DeWaay Fund 7, LLC; MP Income Fund 12, LLC; MPF Flagship Fund 14, LLC; and MPF Platinum Fund, LP (collectively, “MPF”), disclosed in the Tender Offer Statement on Schedule TO, filed by MPF with the Securities and Exchange Commission (the “SEC”) on October 26, 2010, as amended by Amendment No. 1 to Schedule TO filed by MPF with the SEC on October 27, 2010 (together with the exhibits thereto, as amended, the “Schedule TO”) , pursuant to which MPF is offering to purchase up to 40 shares of Preferred Stock at a purchase price equal to $50,000 per share, less the amount of any dividends declared or made with respect to the Preferred Stock between October 26, 2010 and December 10, 2010, or such other date to which such offer may be extended, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 26, 2010 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”, which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitutes the “Offer”).

According to the Schedule TO, the address of the principal executive offices of MPF is 1640 School Street, Moraga, California 94556.

With respect to all information described herein as contained in the Offer to Purchase, Letter of Transmittal or Schedule TO, including information concerning MPF or its affiliates, officers or directors, or actions or events with respect to any of them, 50 South Tenth does not take any responsibility for the accuracy or completeness of such information or for any failure by MPF to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.

Item 3.  Past Contacts, Transactions, Negotiations and Agreements.

Except as stated below in this Schedule and to the extent noted in (i) 50 South Tenth’s Annual Report on Form 10-K (including the financial statements and notes thereto filed therewith) for the year ended December 31, 2009 filed with the SEC on March 12, 2010 and incorporated herein by reference in its entirety as Exhibit (e)(1); and (ii) 50 South Tenth’s Quarterly Report on Form 10-Q (including the financial statements and notes thereto filed therewith) for the quarter ended June 30, 2010 filed with the SEC on August 12, 2010 and incorporated herein by reference in its entirety as Exhibit (e)(2), there are no material agreements, arrangements or understandings or actual or potential conflicts of interest between 50 South Tenth or its affiliates and its executive officers, directors or affiliates.  There are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between 50 South Tenth or its affiliates and MPF and its executive officers, directors or affiliates, except that, pursuant to Rule 14d-5 under the Securities Exchange Act of 1934, as amended, 50 South Tenth has elected the mailing option provided by Rule 14d-5(b).

50 South Tenth has in the past engaged in and currently engages in transactions with Franklin Street Properties Corp. (“FSP”).  FSP is the beneficial owner of 100% of the Common Stock of 50 South Tenth.

Item 4.  The Solicitation or Recommendation.

50 South Tenth has decided to remain neutral as to the Offer and is expressing no opinion as to whether the holders of shares of Preferred Stock should accept or reject the Offer.

Although 50 South Tenth is not making a recommendation with respect to the Offer, 50 South Tenth believes that holders of Preferred Stock should consider the factors described in the Letter from 50 South Tenth to Shareholders, dated November 3, 2010, which is incorporated herein by reference in its entirety as Exhibit (a)(2), in making their own decisions of whether to accept or reject the Offer.

Neither 50 South Tenth nor, to its knowledge, any executive officer, director, affiliate or subsidiary of 50 South Tenth currently intends to tender or sell any shares of Preferred Stock pursuant to the Offer.

Item 5.  Persons/Assets, Retained, Employed, Compensated or Used.

Neither 50 South Tenth nor anyone acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations in connection with the Offer.

Item 6.  Interest in Securities of the Subject Company.

No transactions in the Preferred Stock have been effected by 50 South Tenth or any of its executive officers, directors, affiliates or subsidiaries during the past 60 days.

Item 7.  Purposes of the Transaction and Plans or Proposals.

50 South Tenth is not undertaking and is not engaged in any negotiations in response to the Offer that relate to a tender offer or other acquisition of the Preferred Stock by 50 South Tenth, any subsidiary of 50 South Tenth or any other person.

50 South Tenth is not undertaking and is not engaged in any negotiations in response to the Offer which relate to, or would result in, (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving 50 South Tenth or any subsidiary of 50 South Tenth, (ii) any purchase, sale or transfer of a material amount of assets of 50 South Tenth or any subsidiary of 50 South Tenth or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of 50 South Tenth.

There are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in this Item 7.

Item 8.  Additional Information.

The statements included or incorporated by reference in this document relating to matters that are not historical facts may be deemed to be “forward-looking statements.”  Forward-looking statements may be characterized by terminology such as “believe,” “anticipate,” “should,” “intend,” “plan,” ”will,” “expect,” “estimated,” and “projects” and similar expressions.  These statements are based on assumptions and assessments made by 50 South Tenth in light of its experience and perception of historical trends, current conditions, expected future developments and other factors it believes to be appropriate and involve risks and uncertainties relating to the occurrence of future events.

Any such forward-looking statements are not guarantees of future performance, and actual results, developments and business decisions may differ materially from those envisaged by such forward-looking statements.  Although 50 South Tenth believes that the expectations reflected in such forward-looking statements are reasonable, it cannot give any assurances that these expectations will ultimately prove to be correct.  Other risks and uncertainties concerning 50 South Tenth’s performance are set forth in reports and documents filed by 50 South Tenth with the SEC.

Item 9.  Exhibits.

Exhibit No.	Description

(a)(2)	Letter from 50 South Tenth to Shareholders dated November 3, 2010.
(e)(1)	50 South Tenth’s Annual Report on Form 10-K for the year ended December 31, 2009 filed with the SEC on March 12, 2010 (File No. 000-52551) and incorporated herein by reference.
(e)(2)	50 South Tenth’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 filed with the SEC on August 12, 2010 (File No. 000-52551) and incorporated herein by reference.
(e)(3)
Asset Management Agreement, incorporated herein by reference to Exhibit 10.3 to 50 South Tenth’s Registration Statement on Form 10, as amended, filed with the SEC on April 6, 2007 (File No. 000-52551).

(e)(4)	Voting Agreement, incorporated herein by reference to Exhibit 10.5 to 50 South Tenth’s Registration Statement on Form 10, as amended, filed with the SEC on April 6, 2007 (File No. 000-52551).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FSP 50 SOUTH TENTH STREET CORP.

Date: November 3, 2010	By: George J. Carter
Name: George J. Carter
Title: President

EXHIBIT INDEX

Exhibit No.	Description

(a)(2)	Letter from 50 South Tenth to Shareholders dated November 3, 2010.
(e)(1)	50 South Tenth’s Annual Report on Form 10-K for the year ended December 31, 2009 filed with the SEC on March 12, 2010 (File No. 000-52551) and incorporated herein by reference.
(e)(2)	50 South Tenth’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 filed with the SEC on August 12, 2010 (File No. 000-52551) and incorporated herein by reference.
(e)(3)
Asset Management Agreement, incorporated herein by reference to Exhibit 10.3 to 50 South Tenth’s Registration Statement on Form 10, as amended, filed with the SEC on April 6, 2007 (File No. 000-52551).

(e)(4)	Voting Agreement, incorporated herein by reference to Exhibit 10.5 to 50 South Tenth’s Registration Statement on Form 10, as amended, filed with the SEC on April 6, 2007 (File No. 000-52551).